CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Primary Offering:
Common units representing limited partner interests	2,156,250	$40.80	$87,975,000	$11,999.79
Secondary Offering:
Common units representing limited partner interests	2,156,250	$40.80	$87,975,000	$11,999.79
Total (Primary and Secondary)	4,312,500	$40.80	$175,950,000	$23,999.58

(1)	Includes 281,250 common units issuable by Holly Energy Partners, L.P. and 281,250 common units to be sold by the selling unitholders upon exercise of the underwriters’ option to purchase additional common units.
(2)	This filing fee is calculated and being paid pursuant to Rule 457(r) of the Securities Act of 1933 and relates to the Registration Statement on Form S-3 (File No. 333-187337) filed by Holly Energy Partners, L.P. on March 18, 2013.

Filed Pursuant to Rule 424(b)(4)
Registration Statement 333-187337

PROSPECTUS

3,750,000 Common Units

Representing Limited Partner Interests

Holly Energy Partners, L.P.

We are offering 1,875,000 common units representing limited partner interests of Holly Energy Partners, L.P., and the selling unitholders identified in this prospectus are collectively offering an additional 1,875,000 common units. We will not receive any of the proceeds from the common units sold by the selling unitholders.

The common units are listed on the New York Stock Exchange under the symbol “HEP.” The last reported sale price of the common units on March 15, 2013 was $42.87 per common unit.

Limited partnerships are inherently different from corporations, and investing in our common units involves risk. Before you make an investment in our common units, you should read “Risk Factors” on page 9 and carefully read and consider the risk factors in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012 incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$40.80	$153,000,000
Discounts and commissions to underwriters(1)	$ 1.63	$ 6,112,500
Proceeds, before expenses, to Holly Energy Partners, L.P.	$39.17	$ 73,443,750
Proceeds, before expenses, to the selling unitholders	$39.17	$ 73,443,750

(1)	We refer you to “Underwriting” beginning on page 48 of this prospectus for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 3,750,000 common units, the underwriters have the option to purchase up to an additional 562,500 common units from us and the selling unitholders at the public offering price less the underwriting discount, with any common units purchased pursuant to such option to be purchased equally from us and the selling unitholders collectively.

The underwriters expect to deliver the common units against payment in New York, New York on March 22, 2013.

Joint Book-Running Managers

Wells Fargo Securities	BofA Merrill Lynch	Citigroup

Credit Suisse	Deutsche Bank Securities	J.P. Morgan

Prospectus dated March 19, 2013

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, nor have any of the underwriters or selling unitholders, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling unitholders or anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of those documents.

None of us, the selling unitholders, the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment in our common units by you under applicable laws. You should consult your own legal, tax and business advisors regarding an investment in our common units. Information in this prospectus is not legal, tax or business advice to any prospective investor.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus or the documents incorporated by reference herein. It does not contain all of the information that you should consider before investing in the common units. This prospectus includes specific terms of the offering of the common units and information about our business. You should carefully read the entire prospectus and the other documents incorporated by reference herein before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ option to purchase additional common units.

You should read “Risk Factors” on page 9 of this prospectus as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference herein, for more information about important factors that you should consider before purchasing the common units. References in this prospectus to “Holly Energy Partners,” “we,” “our,” “us” or similar terms refer either to Holly Energy Partners, L.P. or to Holly Energy Partners, L.P. and its subsidiaries collectively, as the context requires. References in this prospectus to our “general partner” refer to HEP Logistics Holdings, L.P. and/or Holly Logistic Services, L.L.C., the general partner of HEP Logistics Holdings, L.P., as appropriate.

Holly Energy Partners, L.P.

We are a Delaware limited partnership engaged principally in the business of operating a system of petroleum product and crude pipelines, storage tanks, distribution terminals and loading rack facilities in west Texas, New Mexico, Utah, Nevada, Oklahoma, Wyoming, Kansas, Arizona, Idaho and Washington. We generate revenues by charging tariffs for transporting petroleum products and crude oil through our pipelines, by charging fees for terminalling and storing refined products and other hydrocarbons, and providing other services at our storage tanks and terminals. We do not take ownership of products that we transport, terminal or store, and therefore, we are not directly exposed to changes in commodity prices. We serve refineries of HollyFrontier Corporation in New Mexico, Utah, Oklahoma, Wyoming and Kansas under several long-term pipeline and terminal, tankage and throughput agreements that have expiration dates ranging from 2019 to 2026. We also serve the refinery owned by Alon USA, Inc. (“Alon”), in Big Spring, Texas under a pipelines and terminals agreement that expires in 2020. The substantial majority of our business is devoted to providing transportation, storage and terminalling services to HollyFrontier Corporation. HollyFrontier Corporation controls our general partner and owns a 44% interest in us (including the 2% general partner interest) prior to this offering. We operate our business as one business segment.

Our assets include:

•	Pipelines:

•

approximately 810 miles of refined product pipelines, including 340 miles of leased pipelines, that transport gasoline, diesel and jet fuel principally from HollyFrontier Corporation’s Navajo refinery in New Mexico to its customers in the metropolitan and rural areas of Texas, New Mexico, Arizona, Utah and northern Mexico;

•	approximately 510 miles of refined product pipelines that transport refined products from Alon’s Big Spring refinery in Texas to its customers in Texas and Oklahoma;

•

three 65-mile intermediate pipelines that transport intermediate feedstocks and crude oil from HollyFrontier Corporation’s Navajo refinery crude oil distillation and vacuum facilities in Lovington, New Mexico to its petroleum refinery facilities in Artesia, New Mexico;

•	approximately 960 miles of crude oil trunk, gathering and connection pipelines located in west Texas, New Mexico and Oklahoma that deliver crude oil to HollyFrontier Corporation’s Navajo refinery;

•	approximately 10 miles of refined product pipelines that support HollyFrontier Corporation’s Woods Cross refinery located near Salt Lake City, Utah;

•	gasoline and diesel connecting pipelines located at HollyFrontier Corporation’s Tulsa east refinery facility;

•	five intermediate product and gas pipelines between HollyFrontier Corporation’s Tulsa east and west refinery facilities;

•	crude receiving assets located at HollyFrontier Corporation’s Cheyenne refinery;

•	a 75% interest in the UNEV Pipeline, a 400-mile refined products pipeline running from Woods Cross, Utah to Las Vegas, Nevada; and

•

a 25% joint venture interest in the SLC Pipeline, a 95 mile intrastate crude oil pipeline system that transports crude oil into the Salt Lake City, Utah area from the Utah terminus of the Frontier Pipeline, as well as crude oil flowing from Wyoming and Utah via Plains All American Pipeline, L.P.’s Rocky Mountain Pipeline.

•	Refined Product Terminals and Refinery Tankage:

•

four refined product terminals located in El Paso, Texas, Moriarty and Bloomfield, New Mexico and Tucson, Arizona, with an aggregate capacity of approximately 1,300,000 barrels, that are integrated with our refined product pipeline system that serves HollyFrontier Corporation’s Navajo refinery;

•

three refined product terminals (two of which are 50% owned), located in Burley and Boise, Idaho and Spokane, Washington, with an aggregate capacity of approximately 500,000 barrels, that serve third-party common carrier pipelines;

•	one refined product terminal near Mountain Home, Idaho with a capacity of 120,000 barrels, that serves a nearby United States Air Force Base;

•

two refined product terminals, located in Wichita Falls and Abilene, Texas, and one tank farm in Orla, Texas with aggregate capacity of approximately 500,000 barrels, that are integrated with our refined product pipelines that serve Alon’s Big Spring refinery;

•

a refined product loading rack facility at each of HollyFrontier Corporation’s refineries, heavy product/asphalt loading rack facilities at HollyFrontier Corporation’s Navajo refinery Lovington facility, Tulsa refinery east facility and the Cheyenne refinery, liquefied petroleum gas loading rack facilities at HollyFrontier Corporation’s Tulsa refinery west facility, Cheyenne refinery and El Dorado refinery, lube oil loading racks at HollyFrontier Corporation’s Tulsa refinery west facility and crude oil Leased Automatic Custody Transfer units located at HollyFrontier Corporation’s Cheyenne refinery;

•	a leased jet fuel terminal in Roswell, New Mexico;

•	on-site crude oil tankage at HollyFrontier Corporation’s Navajo, Woods Cross, Tulsa and Cheyenne refineries having an aggregate storage capacity of approximately 1,100,000 barrels;

•	on-site refined and intermediate product tankage at HollyFrontier Corporation’s Tulsa, El Dorado and Cheyenne refineries having an aggregate storage capacity of approximately 8,200,000 barrels; and

•	a 75% interest in UNEV Pipeline’s product terminals near Cedar City, Utah and Las Vegas, Nevada with an aggregate capacity of approximately 460,000 barrels.

Competitive Strengths

We believe our business possesses the following competitive strengths:

We Operate a Substantial Part of Our Business Under Long-Term Contracts, which Provides Significant Stability to Our Future Cash Flows.    We conduct a significant portion of our operations

pursuant to long-term contracts, which we believe enhance the stability and predictability of our revenues and cash flows. Revenues from contracts extending beyond one year constituted over 80% of our revenues for the fiscal year ended December 31, 2012. We have entered into long-term pipeline and terminal, tankage and throughput contracts with HollyFrontier Corporation expiring between 2019 and 2026. We also have long-term contracts with Alon. The long-term contracts representing a majority of our revenue stream from Alon expire between 2018 and 2022. In addition, where we operate under contracts with terms of less than one year, we believe our long-standing customer relationships will lead to ongoing business and the renewal of such short-term contracts.

Our Assets are Efficient and Well Maintained.    We continually invest in the maintenance and integrity of our assets, including state-of-the-art internal mechanical integrity inspection and repair programs to comply with federal regulations. Since 1998, we have inspected and, to the extent required, repaired 100% of the total miles of the pipelines that we owned upon our initial public offering in 2004, 100% of the intermediate pipelines acquired from HollyFrontier Corporation in 2005 and 100% of the pipelines acquired from Alon in 2005 using internal inspection devices known as “smart pigs,” which have instruments capable of detecting cracks, line erosion and other structural deficiencies. The operating pressures of these lines have been hydrotested as required by the Department of Transportation. All of our existing pipeline and terminal assets are operated via satellite communications systems from our control center in Artesia, New Mexico. The control center operates with state-of-the-art computer systems designed to continuously monitor real time operational data, including product quantities, flow rates and pressures.

We have a Strategic Relationship with HollyFrontier Corporation, which Provides us with Access to Stable Volumes, Growth Opportunities and Management Expertise.    A substantial majority of our existing petroleum pipelines are directly linked to HollyFrontier Corporation’s refineries and provide HollyFrontier Corporation with the safest and most cost-effective means to transport and distribute petroleum products to its major markets. For the year ended December 31, 2012, HollyFrontier Corporation accounted for approximately 79% of the revenues of our petroleum product and crude pipelines and 92% of the revenues of our terminals and truck loading racks. We expect to continue to derive a majority of our revenues from HollyFrontier Corporation for the foreseeable future. HollyFrontier Corporation has agreed to continue using our assets to transport, terminal and store petroleum products pursuant to pipeline and terminal, tankage and throughput agreements expiring in 2019 through 2026. Furthermore, HollyFrontier Corporation has a significant economic interest to see that our pipeline and terminal assets are managed in the best interests of unitholders because it and its affiliates own the 2% general partner interest and a 42% limited partner interest in us, prior to this offering, and also own certain incentive distribution rights.

We are Contractually and Strategically Positioned to Benefit from Growth Initiatives and Acquisitions by HollyFrontier Corporation.    In the past three years, we benefited from HollyFrontier Corporation’s acquisitions and expansions of its refineries. For example, in March 2010, we purchased from HollyFrontier Corporation additional storage tanks and loading rack assets at its Tulsa refinery complex, or the Tulsa refinery, for $88.6 million and amended the Tulsa East Throughput Agreement to extend HollyFrontier Corporation’s minimum throughput commitments to those assets. On August 31, 2011, we completed construction of several intermediate product pipelines connecting the east and west complexes of HollyFrontier Corporation’s Tulsa refinery, which allowed HollyFrontier Corporation to increase the Tulsa refinery’s complexity. In connection with the completion of the construction of those pipelines, we again amended the Tulsa East Throughput Agreement to include HollyFrontier Corporation’s agreement to pay us a per barrel fee for each barrel of intermediate products shipped using the interconnecting pipelines through 2024. On November 9, 2011, following the merger of Holly Corporation with Frontier Oil Corporation, which closed on July 1, 2011, we purchased certain pipeline delivery, storage tank, loading rack and crude receiving assets located at the combined company’s Cheyenne, Wyoming and El Dorado, Kansas refineries for aggregate consideration of $340 million. Concurrent with this transaction, we entered into two 15-year throughput agreements with HollyFrontier Corporation whereby HollyFrontier

Corporation agreed to pay us per barrel fees for petroleum products stored, delivered and loaded, and crude oil received using those assets that resulted in minimum annual revenues to us of $48.9 million in 2012. More recently, we benefited from an additional opportunity resulting from growth initiatives and acquisitions of HollyFrontier Corporation. On July 12, 2012, we acquired HollyFrontier Corporation’s 75% interest in UNEV Pipeline. We paid consideration consisting of $260.9 million in cash and 2,059,800 of our common units (adjusted to reflect the two-for-one unit split on January 16, 2012). As a result of the common units issued to HollyFrontier Corporation, HollyFrontier Corporation’s ownership interest in us increased from 42% to 44% (including the 2% general partner interest). Also under the terms of the transaction, we issued to HollyFrontier Corporation a Class B unit comprising an equity interest in a wholly-owned subsidiary that entitles HollyFrontier Corporation to an interest in our share of annual UNEV Pipeline earnings before interest, income taxes, depreciation, and amortization above $30 million beginning July 1, 2016 and ending in June 2032, subject to certain limitations. Contemporaneously with this transaction, HollyFrontier Corporation (our general partner) agreed to forego its right to incentive distributions of up to $1.25 million per quarter over the next twelve consecutive quarterly periods and up to an additional four quarters in certain circumstances. As a partner in the UNEV Pipeline, we are party to long-term throughput agreements with shippers, including HollyFrontier Corporation, on the UNEV Pipeline, containing minimum annual revenue commitments to us of $25 million.

Substantially All of Our Assets Serve Markets with Historically Above Average Population Growth.    Our pipelines and terminals serve our customers’ marketing operations in the Southwest and Rocky Mountain regions of the United States as well as northern Mexico and the Mid-Continent region. In many of our customers’ core markets, demand for petroleum products exceeds local production, due in part to population growth rates that have historically been higher than the national average. We expect that the population growth in the states of Texas, New Mexico, Utah, Washington, Nevada, Arizona, Idaho, Kansas and the Mid-Continent region will result in increased demand for petroleum products shipped on our pipelines and through our terminals.

We have an Experienced Management Team.    We benefit from the experience and long-standing industry relationships of our senior management team. Our senior management has significant experience in the energy industry, including the chief executive officer of Holly Logistic Services, L.L.C., the general partner of HEP Logistics Holdings, L.P., our general partner, who has been employed by us or our affiliates for over 30 years.

Partnership Structure and Management

As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we conduct our operations through subsidiaries. We have four direct subsidiaries: (i) Holly Energy Finance Corp., (ii) Holly Energy Partners — Operating, L.P., a limited partnership that conducts all of our operations (other than operations relating to UNEV Pipeline) through itself and its subsidiaries, (iii) HEP Logistics GP, L.L.C., our general partner, and (iv) HEP UNEV Holdings LLC, a limited liability company that conducts all of our operations relating to UNEV Pipeline through itself and its subsidiaries. Holly Energy Partners — Operating, L.P. owns directly or indirectly 100% of the membership or partnership interests in its subsidiaries, other than SLC Pipeline LLC in which it indirectly owns a 25% interest. HEP UNEV Holdings LLC owns directly or indirectly 100% of the membership or partnership interests in its subsidiaries, other than UNEV Pipeline, LLC in which it indirectly owns a 75% interest.

Holly Logistic Services, L.L.C., as the general partner of HEP Logistics Holdings, L.P., our general partner, manages our operations and activities. Neither our general partner nor the board of directors of Holly Logistic Services, L.L.C. are elected by our unitholders. Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect the directors of Holly Logistic Services, L.L.C.

The chart on page 5 depicts the current structure and ownership of Holly Energy Partners, L.P., our operating partnership and its subsidiaries prior to this offering of common units.

The address and phone number of our principal executive offices is 2828 N. Harwood, Suite 1300, Dallas, Texas 75201; telephone number (214) 871-3555.

HollyFrontier Corporation*
100% Ownership Interest
Holly Logistic Services L.L.C.
Public Unitholders 32,527,018 Common Units
99.999% Limited Partner Interest
0.001% General Partner Interest
56% Limited Partner Interest
HEP Logistics Holdings, L.P. (The General Partner) Incentive Distribution Rights
42% Limited Partner Interest
2% General Partner Interest
Holly Energy Partners, L.P. (Issuer)
100% Ownership Interest
100% Ownership Interest
99.999% Limited Partnership Interest
Holly Energy Finance Corp.
HEP Logistics GP, L.L.C.
0.001% General Partner Interest
Holly Energy Partners-Operating, L.P. (The Operating Partnership)
100% Ownership Interest
Operating Subsidiaries
25% Ownership Interest
SLC Pipeline LLC
75% Indirect Ownership Interest
UNEV Pipeline, LLC

* HollyFrontier Corporation and its affiliates beneficially own 24,255,030 common units of Holly Energy Partners, L.P.

The Offering

The summary below describes the principal terms of the common units offered hereby. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read the full text and more specific details contained elsewhere in this prospectus under the heading “Description of Our Units.”

Common units offered by us	1,875,000 common units or 2,156,250 common units if the underwriters’ option to purchase additional common units is exercised in full.

Common units offered by the selling unitholders	1,875,000 common units or 2,156,250 common units if the underwriters’ option to purchase additional common units is exercised in full.

Units outstanding before this offering	56,782,048 common units.

Units outstanding after this offering	58,657,048 common units, or 58,938,298 common units if the underwriters’ option to purchase additional common units is exercised in full.

Use of proceeds	We will receive net proceeds of approximately $73.4 million from the sale of the 1,875,000 common units we are offering after deducting underwriting discounts but before paying offering expenses of approximately $370,000 assuming that the underwriters do not exercise their option to purchase additional common units. We expect to use the net proceeds we receive in this offering, including any proceeds we receive from the exercise of the underwriters’ option to purchase additional common units from us, to repay indebtedness incurred under our credit agreement and for general partnership purposes. Amounts repaid under our credit agreement may be reborrowed from time to time, and we intend to reborrow certain of such amounts to fund capital expenditures in connection with our expansion of our crude oil transportation system in southeastern New Mexico, which are currently estimated to be approximately $35 million to $40 million. We will not receive any of the proceeds from the common units sold by the selling unitholders. For more detailed information regarding the use of proceeds from this offering, see “Use of Proceeds.”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand within 45 days after the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by our general partner in its discretion. We refer to this cash as “available cash” and we define this term in our partnership agreement.

If cash distributions per common unit exceed $0.25 in any quarter, our general partner will receive, in addition to amounts associated with its 2% general partner interest, increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to the general partner’s right to receive such distributions as “incentive distribution rights.” The most recent cash distribution declared of $0.470 per common unit will provide unitholders and our general partner each with 50% of the marginal percentage interest in distributions. On November 29, 2012, we announced a two-for-one unit split, payable in the form of a common unit distribution for each issued and outstanding common unit. The unit distribution was paid January 16, 2013 to all unitholders of record on January 7, 2013. All references to unit and per unit amounts in this prospectus have been adjusted to reflect the effect of the unit split for all periods presented. For a description of our cash distribution policy and the incentive distribution rights, please read “Cash Distribution Policy” in this prospectus.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions with respect to the quarter ending December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus for more information.

Material Tax Consequences	For a discussion of other material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

Conflicts of Interest	Affiliates of certain of the underwriters are lenders under our credit agreement, and accordingly, may receive a portion of the proceeds from this offering pursuant to any repayment of borrowings under such credit agreement. Please read “Underwriting” in this prospectus for further information.

New York Stock Exchange Symbol	HEP

Risk Factors	You should read “Risk Factors” on page 9 of this prospectus and found in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with an investment in our common units.

Recent Developments

On February 14, 2013, we paid a quarterly cash distribution of $0.470 per common unit, or $1.88 per common unit on an annualized basis, to unitholders of record at the close of business on February 4, 2013.

On March 7, 2013, we announced our plan to proceed with an expansion of our crude oil transportation system in southeastern New Mexico in response to increased crude oil production in the area. The project has been approved by our Board of Directors and has already received the necessary shipper support. The expansion will provide shippers with additional pipeline takeaway capacity to either common carrier pipeline stations for transportation to major crude oil markets or to HollyFrontier Corporation’s New Mexico refining facilities.

To complete the project, we plan to convert an existing refined products pipeline to crude oil service, construct several new pipeline segments, expand an existing pipeline, and build new truck unloading stations and crude storage capacity. Excluding the value of the existing pipeline to be converted, total capital expenditures are expected to be approximately $35 million to $40 million. Our estimates indicate that the project will provide increased capacity of up to 100,000 barrels per day across its system and we anticipate that the project will be in service by early 2014.

RISK FACTORS

This offering involves a high degree of risk, including the risks described in our Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference herein, and the risks described in any other documents incorporated by reference into this prospectus. You should carefully consider all of these risks together with all of the other information included in this prospectus and the documents incorporated by reference herein before deciding to invest in the common units offered hereby. If any of these risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, our ability to pay distributions on our common units may be reduced, the trading price of our securities could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We will receive net proceeds of approximately $73.4 million from the sale of the 1,875,000 common units we are offering after deducting underwriting discounts but before paying offering expenses, or approximately $84.5 million if the underwriters’ option to purchase additional common units from us is exercised in full. We will not receive any of the proceeds from the common units sold by the selling unitholders.

We expect to use the net proceeds we receive in this offering, including any net proceeds we receive from the exercise of the underwriters’ option to purchase additional common units from us, to repay indebtedness incurred under our credit agreement, which matures on June 29, 2017, and for general partnership purposes. Indebtedness under the credit agreement bears interest, at our option, at either (a) the reference rate as announced by the administrative agent plus an applicable margin (ranging from 0.75% to 1.75%) or (b) at a rate equal to LIBOR plus an applicable margin (ranging from 1.75% to 2.75%). In each case, the applicable margin is based upon the ratio of our funded debt (as defined in the credit agreement) to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement).

Amounts repaid under our credit agreement may be reborrowed from time to time to fund our capital expenditures or to fund our investments, acquisitions, distribution payments, working capital or for general partnership purposes, and we intend to reborrow certain of such amounts to fund capital expenditures in connection with our expansion of our crude oil transportation system in southeastern New Mexico, which are currently estimated to be approximately $35 million to $40 million.

Affiliates of certain of the underwriters are lenders under our credit agreement, and, accordingly, may receive a portion of the proceeds from this offering pursuant to any repayment of borrowings under such credit agreement. Please read “Underwriting” in this prospectus for further information.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on a historical basis; and

•	as adjusted to give effect to

•

the sale of 1,875,000 common units offered by us hereby at a public offering price of $40.80 per common unit, net of estimated offering expenses and underwriting discounts and commissions, and an approximate $1.5 million capital contribution by our general partner in connection with this offering in order to maintain its 2% general partner interest in us; and

•	the use of substantially all of the net proceeds from this offering as described in “Use of Proceeds.”

This table should be read in conjunction with our financial statements (including the accompanying notes) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference in this prospectus.

	As of December 31, 2012
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$5,237	$5,310

Debt:
Revolving credit agreement	$421,000	$346,500
6.5% senior notes due 2020(2)	295,275	295,275
8.25% senior notes due 2018(3)	148,399	148,399

Total debt	864,674	790,174
Total equity	452,856	527,429

Total capitalization	$1,317,530	$1,317,603

(1)	As adjusted to reflect the issuance of 1,875,000 common units, the application of the estimated net proceeds thereof and an approximate $1.5 million capital contribution by our general partner in connection with this offering in order to maintain its 2% general partner interest in us.

(2)	Principal amount outstanding was $300 million as of December 31, 2012.

(3)	Principal amount outstanding was $150 million as of December 31, 2012.

This table does not reflect the issuance of up to 281,250 common units that may be sold by us to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which will be used in the manner described under “Use of Proceeds.”

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of March 14, 2013, there were 56,782,048 common units outstanding, held by approximately 1,710 holders of record, including our general partner. Our common units are traded on the New York Stock Exchange under the symbol “HEP.”

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange, and quarterly cash distributions declared and paid to our unitholders. The last reported closing sales price of our common units on the New York Stock Exchange on March 15, 2013 was $42.87 per common unit.

	Sales Price Ranges(1)		Cash Distributions
	High	Low	Per Unit(2)
2013
First Quarter through March 15, 2013)	$44.90	$33.33	—	(3)
2012
Fourth Quarter	$34.41	$30.19	$0.470
Third Quarter	$36.98	$28.56	$0.463
Second Quarter	$31.44	$26.12	$0.455
First Quarter	$31.88	$26.64	$0.448
2011
Fourth Quarter	$29.98	$23.65	$0.443
Third Quarter	$27.51	$22.70	$0.438
Second Quarter	$29.46	$24.28	$0.433
First Quarter	$30.53	$25.06	$0.428

(1)	On November 29, 2012, we announced a two-for-one unit split, payable in the form of a common unit distribution for each issued and outstanding common unit. The unit distribution was paid January 16, 2013 to all unitholders of record on January 7, 2013. All references to unit and per unit amounts in this prospectus have been adjusted to reflect the effect of the unit split for all periods presented.

(2)	Represents cash distributions attributable to the quarter and declared or to be paid within 45 days after quarter end to all holders of common and general partner units on the record date, including incentive distributions to our general partner.

(3)	Cash distributions in respect of the first quarter of 2013 have not yet been declared or paid.

SELLING UNITHOLDERS

The following table sets forth information concerning the selling unitholders and the number of common units each selling unitholder is offering. As of March 15, 2013, there were 56,782,048 common units outstanding. The percentages indicated below represent each selling unitholder’s beneficial ownership of our common units and the number of common units assumes the underwriters exercise their option to purchase additional common units in full.

	Common Units Beneficially Owned Immediately Prior to this Offering				Common Units Beneficially Owned Immediately After this Offering
Name and Address of Selling Unitholder	Number		Percent	Units Offered Hereby(5)	Number		Percent
HollyFrontier Holdings LLC(1)	2,059,800		3.6%	2,059,800	0		0%
2828 N. Harwood, Suite 1300,
Dallas, Texas, 75201
Holly Refining & Marketing Company — Woods Cross LLC(1)	60,426		*	60,426	0		0%
2828 N. Harwood, Suite 1300, Dallas, Texas, 75201
HollyFrontier Corporation(2)(3) 2828 N. Harwood, Suite 1300, Dallas, Texas, 75201	24,255,030	(4)	42.7%	5,006	22,098,780	(4)	37.5%
Navajo Refining Company, L.L.C.(1) 2828 N. Harwood, Suite 1300, Dallas, Texas, 75201	119,688		*	31,018	88,670		*

*	Less than 1%.

(1)	HollyFrontier Holdings LLC, Holly Refining & Marketing Company – Woods Cross LLC and Navajo Refining Company L.L.C. are direct wholly-owned subsidiaries of HollyFrontier Corporation. HollyFrontier Corporation may therefore be deemed to beneficially own the common units held of record by such entities. HollyFrontier Holdings LLC is the beneficial owner of 2,059,800 common units it holds directly. Navajo Refining Company, L.L.C. is the beneficial owner of 119,688 common units it holds directly. Holly Refining & Marketing Company — Woods Cross LLC is the beneficial owner of 60,426 common units it holds directly.

(2)	In addition to holding common units, HollyFrontier Corporation also indirectly owns our 2% general partner interest.

(3)	Any determination regarding the disposition of common units by the selling unitholders pursuant to this prospectus will be made by the board of directors of HollyFrontier Corporation.

(4)	HollyFrontier Corporation is the beneficial owner of, and has sole voting and disposition power over, 5,006 common units it holds directly. 140,000 of the common units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

(5)

Assuming that there is no exercise of the underwriters’ option to purchase additional units, HollyFrontier Holdings LLC will offer and sell all 1,875,000 common units allocated to, and registered hereunder for the benefit of, the selling unitholders, and no other selling unitholder will sell common units in this offering. If the underwriters’ option to purchase additional common units from the selling unitholders is exercised, either in full or in part, the additional units sold by the selling unitholders would be allocated in accordance with the following table, with common units first being sold by Holly Frontier Holdings LLC up to the amount set forth in the table below, then by Holly Refining & Marketing Company – Woods Cross LLC up to the amount set forth in the table below, then by HollyFrontier Corporation up to the amount set forth in the table below, and finally by Navajo Refining Company, L.L.C. up to the amount set forth in the table below:

Selling Unitholder	Common Units Subject to Underwriters’ Option to Purchase Additional Common Units
HollyFrontier Holdings LLC	184,800
Holly Refining & Marketing Company — Woods Cross LLC	60,426
HollyFrontier Corporation	5,006
Navajo Refining Company, L.L.C.	31,018

Total	281,250

The common units owned by the selling unitholders were obtained by the selling unitholders as partial consideration for their contribution of certain assets to us. All references to unit amounts for all periods presented below are adjusted to account for the two-for-one unit split announced on November 29, 2012 and paid on January 16, 2013 to all unitholders of record on January 7, 2013. In particular,

(i)    Holly Refining & Marketing Company — Woods Cross LLC obtained 60,426 common units on May 31, 2011 as a result of a merger between it and Woods Cross Refining Company, L.L.C., which had obtained 60,426 common units on February 29, 2008 as partial consideration for our acquisition of certain of its pipeline and tankage assets pursuant to the Purchase and Sale Agreement, dated February 25, 2008 (the “2008 PSA”);

(ii)    Navajo Refining Company, L.L.C. obtained 119,688 common units on February 29, 2008 as partial consideration for our acquisition of certain of its pipeline and tankage assets pursuant to the 2008 PSA;

(iii)    HollyFrontier Corporation obtained 5,006 common units for cash in connection with the transactions pursuant to the 2008 PSA; and

(iv)    HollyFrontier Holdings LLC obtained 2,059,800 common units on July 12, 2012 as partial consideration for our acquisition of UNEV Pipeline assets pursuant to the LLC Interest Purchase Agreement, dated July 12, 2012.

We will bear all costs, expenses and fees in connection with the registration of the common units offered by this prospectus. Underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the units being sold by the selling unitholders will be borne by the selling unitholders.

None of the selling unitholders is a broker-dealer registered under Section 15 of the Exchange Act of 1934 (the “Exchange Act”) or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act.

The selling unitholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 (the “Securities Act”). If any selling unitholder is deemed to be an underwriter, such selling unitholder may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. In addition, in making offers and sales pursuant to this prospectus, the selling unitholders may be deemed to be making such offers and sales directly on behalf of us.

For more information about our relationship with the selling unitholders, please read our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this prospectus.

DESCRIPTION OF OUR UNITS

Common Units

Our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of our common units and our general partner in and to cash distributions, please carefully review this section and the section titled “How We Make Cash Distributions” in this prospectus.

Our outstanding common units are listed on the New York Stock Exchange under the symbol “HEP.” We expect that any additional common units we issue will also be listed on the New York Stock Exchange.

The transfer agent and registrar for our common units is Wells Fargo Shareowner Services.

Number of Units

As of March 15, 2013, we have 56,782,048 common units outstanding.

Status as Limited Partner or Assignee

Except as described below under “— Limited Liability,” our common units offered hereby will be fully paid, and unitholders will not be required to make additional capital contributions to us.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that the limited partner otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital the limited partner is obligated to contribute to us in respect of the limited partner’s units plus his share of any undistributed profits and assets. If it were determined, however, that the right of, or exercise of the right by, the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would additionally extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner.

Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership.

For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.

We currently own property and conduct business in Texas, New Mexico, Arizona, Utah, Idaho, Oklahoma, Washington, Kansas, Wyoming and Nevada. We may own property or conduct business in other states in the future. Maintenance of our limited liability as a limited partner of our operating partnership may require compliance with legal requirements in the jurisdictions in which our operating partnership owns property or conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right of, or exercise of the right by, the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

Our general partner manages and operates us. Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders did not elect our general partner or the board of directors of our general partner’s general partner and have no right to elect our general partner or the board of directors of our general partner’s general partner on an annual or other continuing basis. The board of directors of our general partner’s general partner is chosen by the members of our general partner’s general partner. Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Our unitholders will be unable to remove the general partner without its consent because the general partner and its affiliates own sufficient units to prevent its removal. Our unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner’s general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

In voting its common units, the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners.

Our unitholders will not have voting rights except with respect to the following matters which require the unitholder vote specified below:

Issuance of additional units	No approval required.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a majority of the outstanding units.

Merger of our partnership or the sale of all or substantially all of our assets	Approval of a majority of the outstanding units.

Amendment of the partnership agreement of our operating partnership and other action taken by us as a limited partner of the operating partnership	Approval of a majority of the outstanding units if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Dissolution of our partnership	Approval of a majority of the outstanding units.

Reconstitution of our partnership upon dissolution	Approval of a majority of the outstanding units.

Withdrawal of the general partner	Under most circumstances, the approval of a majority of our common units, excluding our common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2014 in a manner which would cause a dissolution of our partnership.

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates.

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units, excluding our common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2014.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of our common units, excluding our common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2014.

Transfer of ownership interests in the general partner	No approval required at any time.

Transfer of Common Units

The purchase of any of our common units offered by this prospectus is accomplished through the completion, execution and delivery of a transfer application. Additionally, any later transfers of our common units will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, a purchaser or transferee of our common units:

•	becomes the record holder of our common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that such transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon admission by our general partner and the recording of the name of the assignee on our books and records. Our general partner intends to admit assignees as substituted limited partners on a quarterly basis.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of our common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of our common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and may not receive some federal income tax information or reports furnished to record holders of our common units.

The transferor of our common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Reports and Records

As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements and a report on those financial statements by our independent public accountants. These financial statements will be prepared in accordance with generally accepted accounting principles. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will also furnish each unitholder of record with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at his own expense, have furnished to such limited partner:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

Preferred Units

Except as set forth below, our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for consideration and with the rights, preferences and privileges established by our general partner in its sole discretion without the approval of any of our limited partners. In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, have special voting rights to which our common units are not entitled. As of the date of this prospectus, we have no preferred units outstanding.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Our partnership agreement provides that we will distribute all of our available cash to unitholders of record on the applicable record date within 45 days after the end of each quarter.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering, which was $12.1 million; plus

•	$10.0 million (as described below); plus

•

all of our cash receipts after the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•

all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures.

Definition of Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of cash in excess of our cumulative operating surplus. Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million in addition to our cash balance on July 13, 2004, the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $10.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus.

Distributions of Available Cash from Operating Surplus

We make distributions of available cash from operating surplus for any quarter in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution of $0.25 per unit for that quarter, then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.275 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.3125 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.375 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred its incentive distribution rights.

On July 12, 2012, our general partner agreed to forego its right to incentive distributions of up to $1.25 million per quarter over twelve consecutive quarterly periods and up to an additional four quarters in certain circumstances.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume the general partner has not transferred its incentive distribution rights.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.25	98%	2%
First Target Distribution	up to $0.275	98%	2%
Second Target Distribution	above $0.275 up to $0.3125	85%	15%
Third Target Distribution	above $0.3125 up to $0.375	75%	25%
Thereafter	above $0.375	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Are Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the public offering price from our initial public offering; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels are reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions.

Once we distribute capital surplus on a unit equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. We will allocate any gain to the partners in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•

Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

Third, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•

Fourth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•

Fifth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Manner of Adjustments for Losses

We will generally allocate any loss to the general partner and the unitholders in the following manner:

•

First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our amended and restated partnership agreement, as amended, has been filed with the SEC. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	distributions of our available cash are described under “How We Make Cash Distributions;”

•	allocations of taxable income and other matters are described under “Material U.S. Federal Income Tax Consequences;”

•	rights of holders of our common units are described under “Description of Our Units;” and

•	fiduciary duties of our general partner are described under “Conflicts of Interest and Fiduciary Duties.”

Purpose

Our purpose under our partnership agreement is to serve as the limited partner of our operating partnership and to engage in any business activities that may be engaged in by our operating partnership or that are approved by our general partner. The partnership agreement of our operating partnership provides that the operating partnership may, directly or indirectly, engage in (i) its operations as conducted immediately before our initial public offering, (ii) any other activity approved by the general partner but only to the extent that the general partner determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code of 1986, as amended, or (iii) any activity that enhances the operations of an activity that is described in clause (i) or (ii).

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner in its sole discretion without the approval of the unitholders. It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units or other equity securities we issue may be entitled to share with the then-existing holders of our common units or other equity securities in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets. In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its and its affiliates percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights to acquire additional common units or other partnership securities.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by our general partner, which consent may be given or withheld at its option. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2014 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2014, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal, the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Transfer of General Partner Interests

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2014 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in Our General Partner and in Our General Partner’s General Partner

At any time, the partners of our general partner and the members of Holly Logistic Services, L.L.C., the general partner of our general partner, may sell or transfer all or part of their respective partnership or membership interests in our general partner or Holly Logistic Services, L.L.C. to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to June 30, 2014, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units excluding common units held by the general partner and its affiliates. On or after June 30, 2014, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove HEP Logistics Holdings, L.P. as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal, the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time the general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units.”

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

•	our general partner;

•	the general partner of our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or the general partner of our general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, fiduciary or trustee of any entity described above;

•

any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner, the general partner of our general partner or any departing general partner; or

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of HEP Logistics Holdings, L.P. as our general partner. Pursuant to our partnership agreement, we are required to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including HollyFrontier Corporation (which is a selling unitholder in this offering along with certain other of its affiliates), on the one hand, and us and our limited partners, on the other hand. The directors and officers of the general partner of our general partner, Holly Logistic Services, L.L.C., have fiduciary duties to manage the general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of Holly Logistic Services, L.L.C., the general partner of our general partner. If our general partner does not seek approval from the conflicts committee and the board of directors of Holly Logistic Services, L.L.C. determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then the resolution or course of action taken by the general partner will be permitted and deemed approved by the unitholders and will not constitute a breach of its obligations under the partnership agreement or its duties to us or the unitholders. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating partnership, or its operating subsidiaries, other than in connection with HollyFrontier Corporation’s centralized cash management program.

We do not have any officers or employees and rely solely on officers and employees of Holly Logistic Services, L.L.C. and its affiliates.

Affiliates of Holly Logistic Services, L.L.C. conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to Holly Logistic Services, L.L.C. Several of the officers of Holly Logistic Services, L.L.C. do not work full time on our affairs. These officers are required to devote time to the affairs of HollyFrontier Corporation or its affiliates and are compensated by them for the services rendered to them.

We will reimburse the general partner and its affiliates for expenses.

We will reimburse the general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that the general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against the general partner or its assets or any affiliate of the general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of the general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, may not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and the general partner and its affiliates are or will be the result of arm’s-length negotiations. However, any of these transactions are to be on terms that are fair and reasonable to us.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of the general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase our units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner are currently providing to HollyFrontier Corporation and its affiliates. Except as provided in our partnership agreement and the omnibus agreement among us, HollyFrontier Corporation and our general partner, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or eliminate the fiduciary duties owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner. These modifications are detrimental to the unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in where a conflict of interest is present be entirely fair to the partnership.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which the general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner’s general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner’s general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then the resolution or course of action taken by the general partner will be permitted and deemed approved by the unitholders and will not constitute a breach of its obligations under the partnership agreement or its duties to us or the unitholders. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its general partner and its officers and directors will not be liable for monetary damages to us, our limited partners, or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and the general partner of our general partner, Holly Logistic Services, L.L.C., and their officers, directors, and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner, Holly Logistic Services, L.L.C. or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings unless our general partner, Holly Logistic Services, L.L.C. or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner and Holly Logistic Services, L.L.C. could be indemnified for their negligent acts if they met requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Holly Energy Partners and our operating partnership.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all U.S. federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes), whose functional currency is the U.S. dollar and who hold common units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, (including entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because each unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each prospective unitholder to consult such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its common units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described in this section. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our common units and the prices at which such common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are the subject of a securities loan (e.g. a loan to a short seller to cover a short sale of common units) (please read “— Tax Consequences of Common Unit Ownership — Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Uniformity of Common Units”).

Taxation of the Partnership

We are treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its common units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, refining, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than 6% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for U.S. federal income tax purposes and our operating partnership will be disregarded as an entity separate from us for U.S. federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a)    Neither we, the general partner of the operating partnership nor the operating partnership has elected or will elect to be treated as a corporation for U.S. federal income tax purposes; and

(b)    For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation generally will not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation could materially reduce the cash available for distribution to unitholders and thus could substantially reduce the value of our common units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our common units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Consequences of Common Unit Ownership

Limited Partner Status

Unitholders who have been admitted as limited partners of Holly Energy Partners will be treated as partners of Holly Energy Partners for U.S. federal income tax purposes. Also:

(a)    assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b)    unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Holly Energy Partners for U.S. federal income tax purposes. As there is no direct or indirect controlling authority addressing the U.S. federal income tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

For a discussion related to the risks of losing partner status as a result of securities loans, please read “— Treatment of Securities Loans.” Holders of common units who are not treated as partners of Holly Energy Partners as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Holly Energy Partners for U.S. federal income tax purposes.

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any U.S. federal income tax. Rather, each unitholder will be required to report on its U.S. federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Common Units

A unitholder’s tax basis in its common units initially will be the amount paid for those common units plus the unitholder’s share of our nonrecourse liabilities at the time of purchase. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by the amount of all distributions, the unitholder’s share of our losses. Any decreases in its share of our nonrecourse liabilities and its share of our expenditures are neither deductible in computing taxable income nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the unitholder’s tax basis in its common units, in which case the unitholder generally will recognize gain taxable in the manner described below under “— Disposition of Common Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “— Disposition of Common Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reduction in a unitholder’s share of our liabilities as described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its common units, and (ii) in the case of a unitholder who is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its common units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the common units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of common units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its common units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder or our general partner. Where the tax is payable on behalf of all the unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our common units (a “Book-Tax Disparity”). As a result, the U.S. federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect” as determined under Treasury Regulations. In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including

•	the partner’s relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose common units are loaned (for example, a loan to a “short seller” to cover a short sale of common units) may be treated as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those common units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those common units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its common units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their common units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our common units on their alternative minimum tax liability.

Tax Rates

Beginning January 1, 2013, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our common units under Section 743(b) of the Code. The Section 743(b) adjustment separately applies to each purchaser of common units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us.

Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of common units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing common units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly-traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “— Uniformity of Units.”

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of common units due to lack of controlling authority. Because a unitholder’s tax basis for its common units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of common units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its common units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our tangible assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in offering and selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of common units equal to the difference between the unitholder’s amount realized and tax basis for the common units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such common units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a common unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of common units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a unitholder may recognize both ordinary income and a capital gain or loss upon a sale of common units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of common units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its common units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for U.S. federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same common unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure, the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements. Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserves the uniformity of our common units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in common units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common Units — Recognition of Gain or Loss” above and “— Tax Consequences of Common Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of common units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantial adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our common units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and non-U.S. corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of their ownership of our common units. Consequently, they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a non-U.S. corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U. S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, to the extent reflected in earnings and profits, and as adjusted for changes in the non-U.S. corporation’s “U.S. net equity.” That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” part or all of a non-U.S. unitholder’s gain may be treated as effectively connected with that unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. More than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their common units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, the Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our U.S. federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of our common units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)    the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)    a statement regarding whether the beneficial owner is:

(a)    a non-U.S. person;

(b)    a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)    a tax-exempt entity;

(3)    the amount and description of common units held, acquired or transferred for the beneficial owner; and

(4)    specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder may be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which a unitholder is a resident. We currently conduct business or own property in several states. Some or all of these states may impose an income tax on nonresident partners of partnerships doing business within the state, and we may also own property or do business in other states in the future that impose income or similar taxes on nonresident persons owning an interest in us. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective unitholder consult with, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, foreign as well as United States federal tax returns that may be required of the unitholder. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or non-U.S. consequences of an investment in us.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement, we and the selling unitholders have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers and representatives, have severally (and not jointly) agreed to purchase from us and the selling unitholders, the respective number of common units appearing opposite their names below.

Underwriters	Number of Common Units
Wells Fargo Securities, LLC	625,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	625,000
Citigroup Global Markets Inc.	625,000
Credit Suisse Securities (USA) LLC	625,000
Deutsche Bank Securities Inc.	625,000
J.P. Morgan Securities LLC	625,000

3,750,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriters are obligated, severally and not jointly, to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, under certain limited circumstances, the underwriting agreement may be terminated.

Option to Purchase Additional Common Units

We have granted the underwriters a 30-day option, exercisable from the date of this prospectus, to purchase up to an additional 562,500 common units at the public offering price less the underwriting discounts and commissions to cover over-allotments. This option may be exercised if the underwriters sell more than 3,750,000 common units in connection with this offering. To the extent the option is exercised, each underwriter must, subject to the terms and conditions contained in the underwriting agreement, purchase a number of additional common units approximately proportionate to that underwriters’ initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $0.978 per common unit. After the offering, the underwriters may change the public offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts that we and the selling unitholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us per Common Unit	$1.63	$1.63
Underwriting discounts and commissions paid by the selling unitholders per Common Unit	1.63	1.63
Total	$6,112,500	$7,029,375

We estimate that our total expenses of this offering, other than underwriting discounts and commissions, will be approximately $370,000 and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses relating to required reviews by FINRA in an amount of up to $10,000.

Lock-Up Agreements

We, certain of our affiliates (including our general partner and Holly Logistic Services, L.L.C., which is the general partner of our general partner), the selling unitholders and the officers and directors of Holly Logistic Services, L.L.C. have agreed that, subject to certain exceptions, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Wells Fargo Securities, LLC issue, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Wells Fargo Securities, LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Transfers can be made by our officers and directors during the lock-up period in the case of (a) a bona fide gift or gifts, where the donee signs a lock-up agreement, (b) for estate planning purposes to any trust for the direct or indirect benefit of the transferor, or the immediate family of the transferor, provided that the transferee signs a lock-up agreement and such transfer shall not involve a disposition for value and (c) transfers for the payment of taxes for the vesting of grants or awards of units.

Listing on the New York Stock Exchange

Our common units are listed on the New York Stock Exchange under the symbol “HEP’’

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when it repurchases common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units.

Affiliations/Conflicts of Interest/FINRA Rules

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their related entities have performed and may perform investment and commercial banking and advisory services for us and our affiliates from time to time, for which they have received and may receive customary fees and expense reimbursement. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. An affiliate of Wells Fargo Securities, LLC is the administrative agent and a lender under our credit facility. In addition, affiliates of certain of the underwriters are lenders under our credit facility and will receive their proportionate share of the repayment of borrowings outstanding under our credit facility by us in connection with this offering.

In addition, in the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

This prospectus in electronic format may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to the underwriters, which may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus in electronic format, information contained in any websites maintained by the underwriters is not part of this prospectus or registration statement of which the prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common units or the possession, circulation or distribution of this prospectus or any other material relating to us or the common units in any jurisdiction where action for that purpose is required. Accordingly, the common units may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common units may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell common units offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where it is permitted to do so.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (as defined below) (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public’’ in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive’’ means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive’’ means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than any of the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme’’ as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA’’) that is not a “recognized collective investment scheme’’ for the purposes of FSMA (“CIS’’) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

if our partnership is a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000

(Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order’’) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

otherwise, if marketed by a person who is not an authorized person under FSMA, persons who fall within (a) Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order’’) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons’’). Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of

June 23, 2006 (“CISA’’). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

LEGAL MATTERS

The validity of the common units and certain tax matters are being passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas, as our counsel. Certain legal matters are being passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Holly Energy Partners, L.P. appearing in Holly Energy Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2012, and the effectiveness of Holly Energy Partners, L.P.’s internal control over financial reporting as of December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith file reports and other information with the SEC. For further information regarding us and our common units, you may desire to review reports and other information filed with the SEC under the Exchange Act, including our annual, quarterly and current reports. Such reports and other information may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies can be obtained by mail at prescribed rates by writing to the public reference room mentioned above. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC’s Internet website at http://www.sec.gov. Our website is http://www.hollyenergy.com. Information contained in our website is not incorporated by reference in this prospectus and you should not consider information contained in our website as part of this prospectus.

Our common units are listed on the New York Stock Exchange and we are required to file reports and other information with the New York Stock Exchange. You may read any document we file with the New York Stock Exchange at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in the common units offered hereby, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference the documents listed below filed by us and any future filings made after the date of this prospectus with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering (other than information furnished and not filed with the SEC):

•	the Annual Report on Form 10-K of Holly Energy Partners, L.P. for the year ended December 31, 2012, as filed with the SEC on February 27, 2013;

•

the Current Reports on Form 8-K of Holly Energy Partners, L.P., as filed with the SEC on January 16, 2013 and March 20, 2013 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on such Current Report on Form 8-K); and

•

the description of our common units contained in our registration statement on Form 8-A, as filed with the SEC on June 21, 2004, and any subsequent amendment thereto filed for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus (other than exhibits to any such document not described above) and our partnership agreement. Requests for such documents should be directed to Holly Energy Partners, L.P., 2828 N. Harwood, Suite 1300, Dallas, Texas 75201, Attention: Vice President, Investor Relations; telephone number (214) 954-6511.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included or incorporated by reference in this prospectus are forward-looking statements, including, but not limited to, statements identified by the words “anticipate,” “project,” “believe,” “estimate,” “expect,” “plan,” “goal,” “intend,” “should,” “would,” “could,” “may” and “forecast,” and similar expressions and statements regarding our business strategy, plans and objectives for future operations. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•	risks and uncertainties with respect to the actual quantities of petroleum products and crude oil shipped on our pipelines and/or terminalled, stored or throughput in our terminals;

•	the economic viability of HollyFrontier Corporation, Alon USA, Inc. and our other customers;

•	the demand for refined petroleum products in markets we serve;

•	our ability to successfully purchase and integrate additional operations in the future;

•	our ability to complete previously announced or contemplated acquisitions;

•	the availability and cost of additional debt and equity financing;

•	the possibility of reductions in production or shutdowns at refineries utilizing our pipeline and terminal facilities;

•	the effects of current and future government regulations and policies;

•	our operational efficiency in carrying out routine operations and capital construction projects;

•	the possibility of terrorist attacks and the consequences of any such attacks;

•	general economic conditions; and

•	other financial, operational and legal risks and uncertainties set forth in Item 1A “Risk Factors” in our 2012 Annual Report on Form 10-K and the other documents incorporated by reference herein.

Other known material factors described herein could also have a material adverse effect on future results. Please read “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012 and on page 9 of this prospectus. Except as required by securities laws, we do not intend to update these forward-looking statements and information.

3,750,000 Common Units

Representing Limited Partner Interests

Holly Energy Partners, L.P.

PROSPECTUS

Wells Fargo Securities

BofA Merrill Lynch

Citigroup

Credit Suisse

Deutsche Bank Securities

J.P. Morgan